SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 2)
(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Lear Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Stock Unit Awards
(Title of Class of Securities)

521865105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Terrence B. Larkin
Senior Vice President, General Counsel, and Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033
(248) 447-1500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:
Bruce A. Toth
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,648,322	$143.38

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 231,492 restricted stock unit awards, which have an approximate aggregate value of $3,648,322, will be exchanged for stock appreciation rights and/or credits to notional cash accounts pursuant to the terms of this offer. The aggregate value of such restricted stock unit awards was calculated based on the average of the high and low market price of Lear Corporation’s common stock, par value $0.01 per share, as reported by the New York Stock Exchange on August 12, 2008. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$143.38	Filing party:	Lear Corporation
Form or Registration No.:	Schedule TO	Date filed:	August 14, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

ITEM 1. SUMMARY TERM SHEET
ITEM 4. TERMS OF THE TRANSACTION
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 10. FINANCIAL STATEMENTS
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
Form of Acceptance Letter
Form of Withdrawal Letter
Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards
Form of E-mail Regarding Supplement

INTRODUCTORY STATEMENT
     This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Rule 13e-4 Tender Offer Statement on Schedule TO originally filed on August 14, 2008, and amended on August 20, 2008 (as amended and supplemented, the “Statement”), with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Act”), in connection with the offer by Lear Corporation (“Lear”) to certain of its eligible employees to exchange, in 25% increments, up to 50% of outstanding restricted stock unit awards issued to such employees under the Lear Corporation Management Stock Purchase Plan (the “MSPP”) for (i) a cash-settled stock appreciation right, (ii) a credit to the employee’s notional dollar-denominated, interest-bearing deferred compensation account established under the MSPP or (iii) a combination thereof, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008, filed as Exhibit (a)(1) to the Statement (the “Offer to Exchange”), as supplemented and amended by the Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 27, 2008 (the “Supplement”), filed as Exhibit (a)(9) to this Amendment, the Acceptance Letter, filed as Exhibit (a)(3) to this Amendment (the “Acceptance Letter”), and the Withdrawal Letter, filed as Exhibit (a)(4) to this Amendment (the “Withdrawal Letter”).
ITEM 1. SUMMARY TERM SHEET.
Item 1 of the Statement is amended and supplemented to add the following:
The information set forth in the Supplement under the captions “Generally – Expiration Date” and “Offer to Exchange – Summary Term Sheet” is incorporated by reference herein.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4(a) of the Statement is amended and supplemented to add the following:
The information set forth in the Supplement under the following captions is incorporated by reference herein: “Generally –Expiration Date,” “Offer to Exchange – Summary Term Sheet,” “ Offer to Exchange –Terms of the Offer – Conditions to the Offer,” and “ Offer to Exchange –Terms of the Offer – Extension of the Offer; Termination; Amendment.”
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Item 6 of the Statement is amended and supplemented to replace Item 6(c) with the following language:
(c) Plans. Except for the transactions contemplated by the Offer and described in the Offer to Exchange and the Supplement, Lear has no plans, proposals or negotiations that relate to or would result in:
(1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(2) Any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;
(4) Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;
(5) Any other material change in the Company’s corporate structure or business;
(6) Any class of equity securities of the Company to be delisted from the New York Stock Exchange;

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(7) Any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Act;
(8) The suspension of the Company’s obligation to file reports under Section 15(d) of the Act;
(9) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
(10) Any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
ITEM 10. FINANCIAL STATEMENTS.
Item 10 of the Statement is amended and supplemented to add the following:
The information set forth in the Supplement under the caption “Offer to Exchange – Terms of the Offer – Information Regarding Lear – Financial Information” is incorporated herein by reference.
ITEM 12. EXHIBITS.
Item 12 of the Statement is amended and supplemented to add the following exhibits:

(a)(3)	Form of Acceptance Letter (as amended and supplemented by the Supplement)

(a)(4)	Form of Withdrawal Letter (as amendment and supplemented by the Supplement)

(a)(9)	Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 27, 2008

(a)(10)	Form of E-mail Regarding Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 27, 2008

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LEAR CORPORATION
By:	/s/ Terrence B. Larkin
Terrence B. Larkin
Senior Vice President, General Counsel, and Corporate Secretary

     Date: August 27, 2008

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008

(a)(2)*	Letter to all Eligible Employees from Daniel A. Ninivaggi, dated August 14, 2008

(a)(3)**	Form of Acceptance Letter

(a)(4)**	Form of Withdrawal Letter

(a)(5)*	Forms of Confirmation Emails

(a)(6)*	Forms of Reminder Communications to Eligible Employees

(a)(7)*	Supplement to the 2006, 2007 and 2008 Management Stock Purchase Plan Terms and Conditions

(a)(8)*	Employee Presentation Materials

(a)(9)**	Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 27, 2008

(a)(10)**	Form of E-mail Regarding Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 27, 2008

(d)(1)	Lear Corporation Long-Term Stock Incentive Plan, as amended and restated, Conformed Copy through Fourth Amendment (incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No. 3 to Lear’s Registration Statement on Form S-8 filed on November 3, 2006)

(d)(2)	Fifth Amendment to Lear Corporation Long-Term Stock Incentive Plan, effective November 1, 2006 (incorporated by reference to Exhibit 10.12 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(3)	2006 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.41 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(4)	2007 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.33 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(5)	2008 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.37 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)

(d)(6)	2006 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.42 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(7)	2007 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.34 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(8)	2008 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.38 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)

*	Previously filed with the Tender Offer Statement on Schedule TO, filed with the SEC on August 14, 2008, or Amendment No. 1 to the Schedule TO, filed with the SEC on August 20, 2008, as applicable.

**	Filed herewith.

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